Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2009

Mr. Stephen Harrison
Chief Executive Officer
First Acceptance Corporation
3322 West End Avenue, Ste. 1000
Nashville, TN 37203

Re:     **First Acceptance Corporation**
        **Form 10-K for the Period Ended June 30, 2008**
        **Form 10-Q for the Quarterly Period Ended December 31, 2008**
        **Definitive Proxy Statement on Schedule 14A filed October 6, 2008**
        **File No. 001-12117**

Dear Mr. Harrison:

        We have reviewed your April 9, 2009 response to our March 19, 2008 letter and
have the following comments.  In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it.  If you do not believe that revised disclosure is necessary,
explain the reason in your response.  After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

**Form 10-K for the Year Ended June 30, 2008**

Business
Loss and Loss Adjustment Expense Reserves, page 5

1.  Refer to your response to comment one.  Please clarify to state, if true, that no
    change in the key assumptions had a significant impact to the results of operations
    (i.e. net loss before income taxes).  Otherwise, please provide the information
    requested under our original comment one.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Year Ended June 30, 2008
Loss and Loss Adjustment Expenses, page 32

2. Refer to your response to comment three. As it was stated in our original comment two, the materiality assessment should also consider the impact on your operations. Since the $1.4 million change in loss reserve was material to your net loss before income taxes, please revise your discussion to disclose the nature and amount of each factor contributing to the change.

**Definitive Proxy Statement on Schedule 14A filed October 6, 2008**

Executive Compensation

3. We note your response pertaining to bonuses and reissue the comment in part. The proxy statement indicates executive officers are entitled to "annual cash bonus awards equal to up to a specified percentage of their annual salaries, based upon the attainment of performance-based objectives to be established by the Compensation Committee…." Please expand the discussion to describe the performance-based objectives established by the Compensation Committee. If there were no performance-based objectives established then you should revise your disclosure accordingly and clearly explain the Compensation Committee's analysis in determining the amount of the executive's cash awards, which you say was based on its review of the Company's and each individual's performance during the year. If this performance was the basis for its cash bonus awards, then you should specifically discuss what it was about such performance that merited the awards given.

4. We note your statement that cash bonuses were paid "based upon the factors set forth in the proxy statement." We also note the statement that "the Compensation Committee considers that compensation should be linked to operating performance…," however we are unable to determine what, if any, other factors were considered. As previously requested, please describe the factors considered by the Compensation Committee in determining the bonus awards.

5. We note the reference to the successful implementation of "several management and operational initiatives that will benefit the Company in the future…." If these are the factors considered by the Compensation Committee in lieu of operating performance, the discussion should be revised to state this fact. In addition, the discussion should be expanded to specifically describe the management and operational initiatives that were successfully implemented.

6. We note your response that "the Compensation Committee did not quantify or estimate any future economic benefit the Company may receive as a result of the management and operational initiatives implemented by management during

2008." Please expand the discussion to explain whether the Compensation Committee determined the operational and management benefits the Company will receive in the future were at least commensurate with the bonuses that were paid.

**Form 10-Q for the Quarterly Period Ended December 31, 2008**

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Consolidated Results of Operations</u>
<u>Investments, page 17</u>

7. Please revise your proposed disclosure to include items "b" and "e" under our original comment eight for Level 2.

\*   \*   \*   \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney at (202) 551-3862 or Daniel Greenspan, Special Counsel at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant